Mail Stop 3628

July 19, 2005

By Facsimile (303) 866-0200 and U.S. Mail
Paul Korus
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203

Re:  	Cimarex Energy Co.
	Schedule TO-I
      Filed on July 6, 2005
	File No. 005-78712

Dear Mr. Korus:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Change in Control Notice and Offer to Purchase
Summary Term Sheet, page 1

1. We note that a security holder may only withdraw tendered notes at any time on or before expiration. Please revise your disclosure to disclose the additional withdrawal rights under Rule 13e-
4(f)(2)(ii).

Incorporation by Reference, page 7

2. We note that you are attempting to incorporate by reference all future documents and reports filed after the date of your offer to purchase and at or prior to the expiration time of your offer. However, Schedule TO does not permit "forward" incorporation by reference. If the information provided to note holders in the offering document materially changes, you are under an obligation to amend the Schedule TO and to disseminate the new information to unit holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

The Offer, page 10

Terms of the Offer, page 10

3. We note that you expressly reserve the right, in your sole discretion, to terminate the offer. The retention of a unilateral right to terminate the offer appears to render the offer illusory and should be deleted. Alternatively, revise your offer to set forth only objective criteria by which you may terminate the offer.
Please revise your document where similar disclosure is presented.

Condition to the Offer, page 22

4. We refer you to the disclosure that you may delay the acceptance for payment of, or payment for, any tendered notes, if at the Expiration Time, or at any time after the Expiration Time, an Event of Default is continuing. Other than those conditions dependent upon the receipt of government approvals, all conditions must be satisfied or waived prior to expiration of the offer. Similarly, we note the disclosure that you may terminate the offer after the Expiration Time and prior to the payment of the Repurchase Price. In this regard, termination of the offer as a result of the occurrence of an offer condition must take place prior to expiration. Please revise your disclosure.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from Cimarex acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

           					Very truly yours,



          					Jeffrey B.Werbitt
						Attorney-Advisor
						Office of Mergers & Acquisitions



cc:	Thomas A. Richardson, Esquire
      J. Gregory Holloway, Esquire
      Paul G. Thompson, Esquire
      Holme Roberts & Owen LLP
      1700 Lincoln Street, Suite 4100
      Denver, Colorado 80203